December 21, 2018

VIA EDGAR CORRESPONDENCE

Kimberly Browning
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Innovator ETFs Trust File Nos. 333-146827; 811-22135

Dear Ms. Browning:

This letter relates to the registration statements filed on Form N-1A for Innovator ETFs Trust (the “Trust”) with the Securities and Exchange Commission (the “Commission”) on December 20, 2018 relating to the Innovator S&P 500 Buffer ETF – April, Innovator S&P 500 Power Buffer ETF –April and Innovator S&P 500 Ultra Buffer ETF – April (together, the “April Funds”). The April Funds are the next in a series of quarterly offered exchange-traded funds advised by Innovator Capital Management, LLC (“Innovator”) that are specifically designed to produce certain defined investment outcomes based upon the performance of an underlying benchmark index over the duration of a designated annual outcome period. These funds will be referred to throughout as the “Defined Outcome Series.” As described in detail below, Innovator proposes modifying the instruments utilized by the April Funds in pursuit of the same “defined outcome” investment strategies in order to provide the potential for better tax management for fund shareholders. The April Funds intend to invest in a reference exchange traded fund, the SPDR S&P 500 Trust ETF (the “Reference ETF”), and in FLexible EXchange® Options (“FLEX Options”) on the Reference ETF, in place of FLEX Options on the S&P 500 Price Return Index (the “S&P 500 Price Index”). Innovator is not proposing to change any of the outcomes or strategies currently in place for existing funds in the Defined Outcome Series.

The first funds comprising the Defined Outcome Series, Innovator S&P 500 Buffer ETF – July, Innovator Power Buffer ETF – July and Innovator S&P 500 Ultra Buffer ETF – July (collectively, the “July Funds”), were launched and listed for trading in August 2018. On October 1, 2018, Innovator S&P 500 Buffer ETF – October, Innovator S&P 500 Power Buffer ETF – October and Innovator S&P 500 Ultra Buffer ETF – October (collectively, the “October Funds”), were launched and listed for trading. On January 1, 2019, the Innovator S&P 500 Buffer ETF – January, Innovator S&P 500 Power Buffer ETF – January and Innovator S&P 500 Ultra Buffer ETF – January (collectively, the “January Funds” and together with the July Funds and October Funds, the “Existing Funds”), are expected to be launched and listed for trading as well. The April Funds seek to achieve the same “defined outcome” investment strategies as the Existing Funds.

Although the changes to the strategy of the April Funds are relatively minor in scope, we are aware of the significant expenditure of time made by members of the Commission during the registration of the Existing Funds and hope that the provision of a letter describing the intended changes, as well as the rationale for them, will assist the Commission’s review of the April Funds.

Defined Outcome Series

The strategy of each fund comprising the Defined Outcome Series is to provide certain defined investment outcomes (“Outcomes”) based upon the performance of an underlying benchmark index, the S&P 500 Price Index (“Benchmark”) over the duration of a designated annual outcome period (e.g. Jan 1 to December 31) (the “Outcome Period”). For both the Existing Funds and the April Funds, the funds seek to allow a fund shareholder to participate in any gains experienced by the Benchmark over the course of the Outcome Period, subject to a cap on upside returns (the “Cap”), while providing shareholders that hold shares for the entire Outcome Period with a predetermined buffer (e.g. 9%, 15%, 35%) against Benchmark losses (based upon the value of applicable Benchmark at the time the fund entered into its portfolio positions on the first day of the Outcome Period). The Cap represents the maximum percentage return on the Benchmark an investor can achieve from an investment in the Fund for the Outcome Period. The Cap is set on the first day of the Outcome Period and will likely vary from one Outcome Period to the next. Each fund’s buffer percentage resets on the first day of the Outcome Period.

Existing Funds

Each of the Existing Funds seeks to achieve its investment objective by investing substantially all of its assets in FLEX Options that utilize the S&P 500 Price Index as the reference asset. The Fund may achieve the Outcomes by purchasing and selling call and put FLEX Options with specifically selected strike prices to create three layers within a fund’s portfolio. The first layer of FLEX Options allows the fund to provide returns that match those experienced by the S&P 500 Price Index over the course of the Outcome Period. The second layer of FLEX Options provides the buffer that the fund seeks to provide. The third layer, which is composed of a single FLEX Option, imposes the Cap for the Outcome Period.

For the first layer, each Existing Fund purchases a call option (giving the fund the right to receive the cash value of the S&P 500 Price Index) and a put option (giving the fund the right to deliver the cash value of the S&P 500 Price Index), while simultaneously selling a call option (giving the fund the obligation to deliver the cash value of the S&P 500 Price Index) and a put option (giving the fund the obligation to receive the cash value of the S&P 500 Price Index). The effect created by these four positions is that if the S&P 500 Price Index has increased in value over the course of the Outcome Period, when the amount of cash the fund receives and delivers pursuant to the terms of its positions is netted out, the fund seeks to provide a gain that matches the gain experienced by the S&P 500 Price Index.

For the second layer, each Existing Fund purchases a put option and sells another put option at a lower strike price. The effect created by these two positions is that if the S&P 500 Price Index has decreased in value over the course of the Outcome Period, when the amount of cash the fund receives and delivers pursuant to the terms of its positions is netted out, the fund seeks to be returned the amount of its principal investment (if the S&P 500 Price Return Index decreased in value by the buffer percentage or less) or experience a loss that is the loss experienced by the S&P 500 Price Index minus the buffer percentage (if the S&P 500 Price Return Index decreased in value by more than the buffer percentage).** 1

For the third layer, each Existing Fund sells a call option at a strike price determined by prevailing market conditions. The fund’s purchase of the FLEX Options that provide the buffer obligate it to pay a premium to the seller of those FLEX Options. Each fund’s strategy is designed so that any premiums that the fund is obligated to pay are offset by premiums it receives in connection with the selling of FLEX Options. On the first day of the Outcome Period when the fund enters into its other FLEX Options positions, the portfolio managers calculate the amount of premiums that the fund will owe and will then go into the market and sell a FLEX Option with terms that entitle the fund to receive a premium in an amount equal to the amount that the fund would otherwise owe. The Cap is the strike price of that sold FLEX Option.

April Funds

The April Funds each seek to provide the same Outcomes sought by the Existing Funds. However, unlike the Existing Funds which invest substantially all of their assets in FLEX Options on the S&P 500 Price Index, each of the April Funds proposes to invest substantially all of its assets in the Reference ETF (SPDR S&P 500 Trust ETF) that seeks to track the performance of the securities that comprise the Benchmark and FLEX Options that use the Reference ETF as the reference asset. The Outcomes may be achieved by purchasing shares of the Reference ETF in addition to the purchase and sale of call and put FLEX Options on the Reference ETF to create three layers within the New Fund’s portfolio. As with the Existing Funds, the first layer allows the fund to provide returns that match those experienced by the Benchmark over the course of the Outcome Period. The second layer provides the buffer that the fund seeks to provide. The third layer, which is composed of a single FLEX Option, imposes the Cap for the Outcome Period.

For the first layer, each New Fund intends to purchase shares of the Reference ETF. If the Benchmark has increased in value over the course of the Outcome Period, a New Fund will seek to provide a gain that matches the gain experienced by the Benchmark. Dividends earned on a New Fund’s investment in the Reference ETF are utilized in the second layer.

For the second layer, each New Fund intends to purchase both a call option and a put option and sell both a call option and a put option at a lower strike price. The effect created by these positions is that if the Benchmark has decreased in value over the course of the Outcome Period, when the amount of cash or securities each New Fund receives and delivers pursuant to the terms of its FLEX Options is netted out and combined with the capital appreciation and dividends earned on its investment in the Reference ETF, the New Fund seeks to have a net asset value (“NAV”) equal to its NAV on the first day of the Outcome Period** 2 (if the Benchmark decreased in value by the buffer percentage or less) or experience a loss that is the loss experienced by the Benchmark minus the buffer percentage (if the Benchmark decreased in value by more than the buffer percentage).

*

With respect to the Ultra Buffer Defined Outcome Series, which seek to provide a buffer against Benchmark losses of between 5% and 35% over the course of the Outcome Period, the fund would seek to return 95% of its principal investment.

For the third layer, each New Fund intends to sell a call option at a strike price determined by prevailing market conditions. Each New Fund’s purchase of the FLEX Options that provide the buffer obligate it to pay a premium to the seller of those FLEX Options. Each New Fund’s strategy is designed so that any premiums that the fund is obligated to pay are offset by premiums it receives in connection with the selling of FLEX Options. On the first day of the Outcome Period when the fund enters into its other FLEX Options positions, the portfolio managers calculate the amount of premiums that the fund will owe and will then go into the market and sell a FLEX Option with terms that entitle the fund to receive a premium in an amount equal to the amount that the fund would otherwise owe. The Cap is the strike price of that sold FLEX Option.

The rationale for the change in the portfolio composition of the April Funds relates to the tax treatment of FLEX Options. The FLEX Options included in each fund’s portfolio are exchange-traded options. Pursuant to Section 1256 of the Internal Revenue Code, certain types of exchange-traded options are treated as if they were sold (i.e. marked-to market) at the end of each year. A gain or loss is recognized on this deemed sale. Such treatment could cause a fund to recognize taxable income without actually receiving cash. In order to maintain its “regulated investment company” tax qualification, a fund must distribute at least 90% of its income annually. Innovator wishes to incorporate the updated strategy for the April Funds, utilizing investments in the Reference ETF in addition to FLEX Options, so that creations and redemptions in the April Funds may be made “in-kind” rather than cash only. Structuring the portfolios of the April Funds to allow for in-kind creations and redemptions provides the potential for better tax management of gains in appreciated positions, a benefit not available to shareholders of the Existing Funds.

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours, Chapman and Cutler llp

By:	/S/ Walter L. Draney
Walter L. Draney

cc: Innovator ETFs Trust